UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 25, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 25 July 2023 entitled ‘Results of Annual General Meeting’.

25 July 2023

Vodafone Group Plc (‘Vodafone’ or the ‘Company’)

Results of Annual General Meeting

The Annual General Meeting of the Company was held at The Pavilion, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN on Tuesday, 25 July 2023 at 10.00 am.

Resolutions 1 to 17 (inclusive), 21 and 23 were passed as Ordinary Resolutions. Resolutions 18 to 20 (inclusive) and 22 were passed as Special Resolutions.

The results of the poll on all 23 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2023.	17,916,851,599	66.23%	17,905,607,433	99.94	11,244,166	0.06	40,297,482
2.	To re-elect Jean-François van Boxmeer as a Director.	17,919,689,823	66.24%	17,249,811,331	96.26	669,878,492	3.74	37,464,316
3.	To re-elect Margherita Della Valle as a Director.	17,923,240,772	66.25%	17,839,044,143	99.53	84,196,629	0.47	33,938,305
4.	To re-elect Stephen A. Carter CBE as a Director.	17,919,286,054	66.24%	17,594,555,170	98.19	324,730,884	1.81	37,815,016
5.	To re-elect Michel Demaré as a Director.	17,921,223,807	66.24%	17,435,496,848	97.29	485,726,959	2.71	35,923,536
6.	To re-elect Delphine Ernotte Cunci as a Director.	17,919,618,550	66.24%	17,815,641,747	99.42	103,976,803	0.58	37,472,151
7.	To re-elect Deborah Kerr as a Director.	17,919,750,881	66.24%	17,871,772,794	99.73	47,978,087	0.27	37,405,680
8.	To re-elect Maria Amparo Moraleda Martinez as a Director.	17,919,835,351	66.24%	17,640,768,545	98.44	279,066,806	1.56	37,310,795
9.	To re-elect David Nish as a Director.	17,919,689,670	66.24%	17,603,847,388	98.24	315,842,282	1.76	37,433,161
10.	To elect Christine Ramon as a Director.	17,919,670,951	66.24%	17,872,557,088	99.74	47,113,863	0.26	37,476,348

11.	To re-elect Simon Segars as a Director.	17,919,152,677	66.24%	17,871,850,174	99.74	47,302,503	0.26	38,003,075
12.	To declare a final dividend of 4.50 eurocents per ordinary share for the year ended 31 March 2023.	17,931,587,557	66.28%	17,910,926,501	99.88	20,661,056	0.12	25,574,602
13.	To approve the Directors’ Remuneration Policy set out on pages 87 to 92 of the Annual Report for the year ended 31 March 2023.	17,521,835,449	64.77%	16,676,713,036	95.18	845,122,413	4.82	435,210,254
14.	To approve the Annual Report on Remuneration contained in the Remuneration Report of the Board for the year ended 31 March 2023.	17,918,788,417	66.24%	16,260,672,370	90.75	1,658,116,047	9.25	49,211,242
15.	To re-appoint Ernst & Young LLP as the Company’s auditor until the end of the next general meeting at which accounts are laid before the Company.	17,927,905,446	66.27%	17,831,994,108	99.47	95,911,338	0.53	29,167,662
16.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	17,926,468,702	66.26%	17,909,075,223	99.90	17,393,479	0.10	30,605,880
17.	To authorise the Directors to allot shares	17,900,903,956	66.17%	17,100,032,451	95.53	800,871,505	4.47	56,170,615
18.*	To authorise the Directors to dis-apply pre-emption rights.	17,884,743,190	66.11%	17,525,962,622	97.99	358,780,568	2.01	72,321,676
19.*	To authorise the Directors to dis-apply pre-emption rights up to a further 5 per cent for the purposes of financing an acquisition or other capital investment.	17,896,415,371	66.15%	17,452,847,432	97.52	443,567,939	2.48	60,658,607

20.*	To authorise the Company to purchase its own shares.	17,921,487,887	66.25%	17,737,178,172	98.97	184,309,715	1.03	35,599,672
21.	To authorise political donations and expenditure.	17,916,665,344	66.23%	17,674,157,338	98.65	242,508,006	1.35	40,419,177
22.*	To authorise the Company to call general meetings (other than AGMs) on a minimum of 14 clear days’ notice.	17,916,522,720	66.23%	17,015,098,221	94.97	901,424,499	5.03	40,547,070
23.*	To approve the Vodafone Global Incentive Plan 2023	17,909,807,686	66.20%	17,390,344,673	97.10	519,463,013	2.90	47,246,269

* Special resolution

The number of Ordinary Shares in issue on 21 July 2023 (excluding shares held in Treasury) was 27,053,260,038. Shareholders are entitled to one vote per share. A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 9.6.2, a copy of the Resolutions, passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Sir Crispin Davies, Dame Clara Furse and Valerie Gooding CBE did not stand for re-election as Directors and retired from the Board with effect from the conclusion of the AGM. In accordance with section 430(2B) of the Companies Act 2006, the Company confirms that Sir Crispin Davies, Dame Clara Furse and Valerie Gooding CBE will receive payment of fees for service whilst a Director, but no other remuneration payment or payment for loss of office will be made in connection with their departure.

Following conclusion of the Annual General Meeting the composition of the Board and its Committees are as follows:

Audit and Risk Committee	Nominations and Governance Committee	Remuneration Committee	ESG Committee	Technology Committee
David Nish (Chair) Michel Demaré Deborah Kerr Christine Ramon	Jean-François van Boxmeer (Chair) Stephen A. Carter CBE Michel Demaré David Nish	Amparo Moraleda (Chair) Michel Demaré Delphine Ernotte Cunci	Amparo Moraleda (Chair) Jean-François van Boxmeer Christine Ramon Simon Segars	Simon Segars (Chair) Stephen A. Carter CBE Delphine Ernotte Cunci Deborah Kerr

David Nish is appointed as Senior Independent Director. Delphine Ernotte Cunci and Christine Ramon are also appointed as Workforce Engagement Leads.

- ends -

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 25, 2023	By:	/s/ M D B
		Name:	Maaike de Bie
		Title:	Group General Counsel and Company Secretary